Exhibit (n)

SHORT TERM INVESTMENT FUND FOR PUERTO RICO RESIDENTS, INC.

MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

WHEREAS, Short Term Investment Fund for Puerto Rico Residents, Inc. (the “Fund”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund employs UBS Asset Managers of Puerto Rico (the “Adviser”) as its investment adviser, and UBS Financial Services Inc. (“Distributor”) as distributor of the securities of which it is the issuer; and

WHEREAS, it is the intention of the Fund to issue multiple classes of its common stock in compliance with Rule 18f-3 under the 1940 Act;

NOW, THEREFORE, and subject to the foregoing contingency, the Fund hereby adopts a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act (the “Plan”), as set forth below:

1. Features of the Classes. The Fund shall issue its shares of beneficial interest in three classes:

•	Class A Shares

•	Class B Shares

•	Class C Shares

Shares of each class of the Fund shall represent an equal pro rata interest in the Fund and, generally, shall have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications, and terms and conditions, except that: (a) each class of the Fund shall have a different designation; (b) each class of the Fund shall bear any Class Expenses, as defined in Section 2 below; (c) each class of the Fund shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution arrangement (if any); and (d) each class of the Fund shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class of the Fund. In addition, shares of each class of the Fund shall have the features described in Paragraphs 2 and 3 below.

2. Allocation of Income and Expenses.

(a) The gross income of the Fund shall, generally, be allocated among the classes of the Fund on the basis of the relative net assets attributable to the Fund’s classes. To the extent practicable, certain expenses (other than Class Expenses, as defined below, which shall be allocated more specifically) shall be subtracted from the gross income on the basis of the relative net assets of each class of the Fund. These expenses include expenses incurred by the Fund not attributable to a particular class of shares of the Fund (“Fund Level Expenses”) (for example, fees of directors, auditors and legal counsel, advisory fees, custodial fees, or other expenses relating to the management of the Fund’s assets).

(b) Expenses attributable to a particular class (“Class Expenses”) shall be limited to: (i) payments made pursuant to a distribution plan and/or a service plan, if any; (ii) transfer agent fees attributable to a specific class; (iii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a specific class; (iv) Blue Sky registration fees incurred by a class; (v) SEC registration fees incurred by a class; (vi) the expense of administrative personnel and services to support the shareholders of a specific class; (vii) litigation or other legal expenses relating solely to one class; and (viii) directors’ fees incurred as a result of issues relating to one class. Expenses in category (i) above must be allocated to the class for which covered distribution expenses are incurred. All other “Class Expenses” listed in categories (ii)-(viii) above may be allocated to a class but only if the President or Treasurer has determined, subject to the Board of Directors’ approval or ratification, that such categories of expenses may be treated as Class Expenses consistent with applicable legal principles under the 1940 Act, the Internal Revenue Code of 1986, as amended (the “U.S. Code”), and/or the Puerto Rico Internal Revenue Code of 2011, as amended (“Puerto Rico Code”).

Accordingly, expenses of the Fund shall be apportioned to each class of shares depending on the nature of the expense item. Fund Level Expenses will be allocated among the classes of shares of the Fund based on their relative net asset values. Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it shall be charged to the Fund for allocation among the classes, as determined by the Board of Directors. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board of Directors of the Fund in light of the requirements of the 1940 Act, the U.S. Code, and/or the Puerto Rico Code.

3. Waiver or Reimbursement of Expenses. Expenses may be voluntarily waived or reimbursed by the Adviser or any other provider of services to the Fund without the prior approval of the Fund’s Board of Directors. Voluntary waivers or reimbursements may be discontinued at any time, without prior notice, unless notice is required by disclosures made in the Fund’s Prospectus or Statement of Additional Information.

4. Effectiveness of Plan. This Plan shall take effect upon approval by votes of a majority of both (a) the Directors of the Fund and (b) the Directors of the Fund who are not “interested persons” (as defined in the 1940 Act) of the Fund, such Directors having determined that the Plan as proposed to be adopted or amended, including the allocation of expenses, is in the best interests of each class individually and the Fund as a whole.

5. Material Modifications. This Plan may be amended to modify materially its terms, provided that any such amendment will become effective only upon approval in the manner provided for initial approval in Paragraph 4 hereof.

IN WITNESS WHEREOF, the Fund has adopted this Multiple Class Plan as of the 28th day of November, 2023.

SHORT TERM INVESTMENT FUND FOR
PUERTO RICO RESIDENTS, INC.

By:	/s/ Liana Loyola
Name: Liana Loyola
Title: Secretary

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